December 20, 2012

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629

Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
N-4 Registration Statement, 1933 Act File No. 333-182495
CIK No.:  0000356514
Accession No. 0001190903-12-001148

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the initial registration statement on Form N-4 filed July 2, 2012, File No. 333-182495, together with all exhibits thereto and correspondence filed therewith ("the Registration Statement").

Nationwide's request is the result of a change in business strategy that makes the Registration Statement, as filed, unnecessary.  Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.

Nationwide confirms that: (i) the Registration Statement has not automatically become effective nor been declared effective by the Securities and Exchange Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions concerning this matter, please contact me at 614-677-6123.

Sincerely yours,

Nationwide Life Insurance Company

/s/BEN MISCHNICK
Ben Mischnick
Senior Counsel

cc: Ms. Rebecca Marquigny